Exhibit 99.1

Li-Cycle Completes Commercial Agreements with LG Chem and LG Energy Solution, who have Recognized Li-Cycle as their Preferred Lithium-ion Battery Recycling Partner in North America

Milestone Strategic Partnership to Create a Closed-Loop Ecosystem for Key Materials in the Lithium-ion Battery Supply Chain in North America

LG Energy Solution and LG Chem Officially Recognize Li-Cycle as their Preferred Lithium-ion Battery Recycling Partner in North America; Continuing to Jointly Explore Additional Opportunities Globally

Li-Cycle to Supply LG Chem and LG Energy Solution with 20,000 Tonnes of Nickel over 10 Years, Enough to Power Approximately 300,000 High-Performing EVs

LG Energy Solution to Provide Li-Cycle Nickel-bearing Battery Manufacturing Scrap for Recycling over 10 Years

LG Chem and LG Energy Solution to Proceed with Investment in Li-Cycle Common Shares

FOR BOTH PHOTOS: LG Energy Solution, Li-Cycle and LG Chem Representatives at the Signing Ceremony. Left – Hyuksung Chung, Vice President, Head of Corporate Strategy Group, LG Energy Solution; Center – Ajay Kochhar, President and CEO, Co-Founder, Li-Cycle; Right – Chul Nam, President, Advanced Materials Company, LG Chem

TORONTO, Ontario (April 21, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that it has completed commercial agreements with LG Energy Solution, Ltd. (LGES; KRX: 373220) for the supply of manufacturing scrap for recycling and with each of LGES and LG Chem, Ltd. (“LGC”) for the sale of nickel sulphate from Li-Cycle’s Rochester Hub. With the execution of these agreements, LGC and LGES will now proceed to close the previously announced $50 million investment to purchase common shares (“Common Shares”) of Li-Cycle.

LGC, LGES and Li-Cycle held a signing ceremony on Thursday, April 21, marking the completion of the commercial agreements. In connection with the commercial arrangements, LGES and LGC have officially recognized Li-Cycle as their preferred lithium-ion battery recycling partner in North America. LGES, LGC and Li-Cycle continue to explore additional opportunities globally.

“We’re thrilled to advance our collaboration with LGC and LGES, two global industry leaders in the EV supply chain,” said Ajay Kochhar, co-founder and Chief Executive Officer of Li-Cycle. “Together, we are driving sustainable global electrification through the creation of this milestone closed-loop ecosystem in the lithium-ion battery supply chain.”

Li-Cycle, LGC, and LGES have entered into these strategic arrangements to help support the growing global market demand for lithium-ion batteries and their critical materials. The partnership will enable a closed-loop ecosystem for LGC and LGES for key materials in the lithium-ion battery supply chain and will provide further capital to Li-Cycle for its continued global expansion.

Completion of Commercial Agreements

Nickel is a key component for the production of lithium-ion batteries. Through a North America Scrap 10-year Offer Agreement, Li-Cycle will have the opportunity to recycle nickel-bearing lithium-ion battery scrap and other lithium-ion battery material from LGES’s North America manufacturing sites. Additionally, under 10-year Nickel Sulphate Off-Take Agreements with each of LGC and LGES, Li-Cycle will sell a combined initial allocation of 20,000 tonnes of nickel contained in nickel sulphate produced at Li-Cycle’s Hub facility currently under construction in Rochester, New York to LGC and LGES, through its off-take partner, Traxys North America LLC. Li-Cycle estimates that the nickel sulphate to be sold to LGC and LGES under these arrangements will be enough to produce lithium-ion batteries that can power approximately 300,000 high-performing EVs.

Execution of Investment in Li-Cycle Common Shares

Under the terms of the Subscription Agreements with LGC and LGES previously announced on December 14, 2021, and as amended and restated on April 21, 2022, LGC and LGES will each subscribe for an equal number of Common Shares of Li-Cycle, for an aggregate investment in the Company of $50 million (the “Investment”). The Investment will be split into two tranches: (i) an initial tranche of 4,416,960 Common Shares, in the aggregate, at a price of $10.00 per share (for an aggregate initial tranche subscription of approximately $44.2 million), and (ii) a second tranche of Common Shares having an aggregate value of approximately $5.8 million, based on the volume-weighted average trading price of Li-Cycle’s Common Shares for the 5-trading days ending immediately prior to April 29, 2022. The Investment is expected to be completed in full by May 13, 2022.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About LG Chem

LG Chem is a leading global chemical company with a diversified business portfolio in the key areas of petrochemicals, advanced materials, and life sciences. The company manufactures a wide range of products from high-value added petrochemicals to renewable plastics, specializing in cutting-edge electronic and battery materials, as well as drugs and vaccines to deliver differentiated solutions for its customers. LG Chem is committed to reaching carbon-neutral growth by 2030 and net-zero emissions by 2050 by managing the impacts of climate change and making positive contributions to society through renewable energy and responsible supply chains. Headquartered in Seoul, Korea, LG Chem has multiple operation sites worldwide and generated KRW 42.7 trillion (USD 37.3 billion) in sales in 2021. For more information, please visit www.lgchem.com.

About LG Energy Solution

LG Energy Solution (KRX: 373220) is a global leader delivering advanced lithium-ion batteries for Electric Vehicles (EV), Mobility & IT applications, and Energy Storage Systems (ESS). With 30 years of experience in advanced battery technology, it continues to grow rapidly towards the realization of sustainable life. With its robust global network that spans the US, Europe, Asia, and Australia, LG Energy Solution is more committed than ever to developing innovative technologies that will bring the future energy a step closer. Under its ESG vision “We CHARGE toward a better future,” LG Energy Solution is doing its utmost to prioritize environment, fulfil social responsibilities and shape sustainable future. For more information, please visit https://www.lgensol.com.

CONTACTS

Li-Cycle Holdings Corp.

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

LG Chem

Sangkyu Choi

Communications Team / LG Chem

choisg@lgchem.com

+82 2 3773 7869

LG Energy Solution

Ashlee Shin

Global Communications Team / LG Energy Solution

ashin0@lgensol.com

+82 2 3773 4381

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “continue”, “anticipate”, “expect”, “estimate”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include, for example, statements about the expected closing of the subscription for Common Shares by LGC and LGES, the future financial performance of Li-Cycle and the anticipated benefits from the proposed collaboration with LGC and LGES, the growing global market demand for lithium-ion batteries and their raw material; the future financial performance of Li-Cycle and the development of the Rochester Hub. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub and its Spoke capital projects in a timely manner or on budget, or that those capital projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; risks related to international expansion; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle being subject to the risk of litigation or regulatory proceedings; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on January 31, 2022. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

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